Exhibit 21.1

Subsidiaries

	Jurisdiction of	Names under which
Name of Subsidiary	Incorporation	Subsidiary does business

SmartServ GmbH	Switzerland	(inactive)

SmartServ European
Services GmbH	Switzerland	(inactive)

SmartServ (UK) Limited	United Kingdom	SmartServ

SmartServ Asia Pacific, Ltd.	Hong Kong	SmartServ Asia Pacific

SmartServ Asia Holdings LLC	Delaware	(inactive)

SmartServ International
Holdings, LLC	Delaware	none

nReach, Inc.	Colorado	nReach

KPCCD, Inc.	New York	none